1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	April 21, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Announces Pricing of US$1,100 Million 1.250%, US$900 Million 1.750% and US$1,500 Million 2.250% Senior Unsecured Notes

On April 20, 2021 New York time, TSMC Global Ltd. (“TSMC Global”), a wholly-owned subsidiary of Taiwan Semiconductor Manufacturing Company Limited (“TSMC”), priced its private offering of US$3.5 billion aggregate principal amount of senior unsecured notes. The offering consists of:

(1)	US$1,100 million aggregate principal amount of 1.250% notes due April 23, 2026 (offered at a price of 99.759% of par);
(2)	US$900 million aggregate principal amount of 1.750% notes due April 23, 2028 (offered at a price of 99.751% of par); and
(3)	US$1,500 million aggregate principal amount of 2.250% notes due April 23, 2031 (offered at a price of 99.831 % of par).

The offering is expected to close on April 23, 2021 subject to customary closing conditions. The notes will be unconditionally and irrevocably guaranteed by TSMC (the “Guarantees”).

Net proceeds from this offering are approximately US$3,485million. TSMC and TSMC Global intend to use the net proceeds from this offering for general corporate purposes.

The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, any state securities laws of the United States or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to any U.S. Persons absent registration or an applicable exemption from the registration requirements.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.